Filed by Applied Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Applied Materials, Inc.; Tokyo Electron Limited

Commission File No.: 000-06920

Date: December 6, 2013

Tokyo Electron/Applied Materials Press Roundtable transcript

Date: Thursday, December 6, 2013

Location: Chiba, Japan

Speakers:

Terry Higashi, Representative Director, Chairman, President & CEO, Tokyo Electron Ltd. (TEL)

Tom Tsuneishi, Vice Chairman, Tokyo Electron

Mike Splinter, Executive Chairman of the Board of Directors, Applied Materials, Inc.

(MC) Yuki Maejima, Director of General Affairs, Tokyo Electron

Agenda:

1.	Opening remarks and introduction (MC)

2.	Photo session

3.	Remarks: Terry Higashi, Mike Splinter

4.	Q&As: Terry Higashi, Mike Splinter, Tom Tsuneishi

5.	Schedule through to integration by Terry Higashi

6.	Closing remarks (MC)

1.	MC Opening remarks: omitted

3.	Remarks: Overview/purpose of this roundtable (by Terry Higashi)

•	Ladies and gentleman, thank you all for taking time out of your busy schedules to come to Makuhari today.

•	Two months have passed since we made the integration announcement on September 24, 2013. The integration plan is progressing steadily and on schedule, and we will operate each of our businesses independently until this deal is closed.

•	Although we have no new announcements and the information we can reveal to the public before closing the deal is limited, we are fortunate to have Mike Splinter from Applied Materials with us today. We would like to take this opportunity to once again explain the purpose of the business integration from both companies’ perspectives, update you on its progress, and will have time to answer questions from the Japanese media.

•	However, I will repeat once again that we ask for your understanding on questions that we cannot answer before the closing of the deal.

Business environment and future technological changes

•	Through a continuous cycle of technological innovation, cost reduction and increased productivity, this industry has developed and made new applications possible which have created new markets

•	However, the market is changing. With the global progress of the mobile revolution the global scope of the semiconductor industry will continue to steadily expand. The accelerating global spread of mobile devices is causing sudden changes in areas including the speed of technological innovation, technological complexity and responsiveness to cost within the value chain. As the internet of things and big data symbolize, the importance of semiconductors as a foundational technology supporting societal infrastructure will continue to grow.

•	On the other hand, as the future progress of scaling technology approaches limits with current technology, major breakthroughs are being sought. I believe we are at a turning point in the history of semiconductors.

•	Over the past 50 years, major technological innovations and new technological frontiers have successively appeared, driving the success of this industry, and we must respond to changes now affecting the industry by providing better and faster solutions and lower prices than ever before. I believe that this is what will make it possible to create new markets, enable even faster growth in the semiconductor electronics industry and expand the equipment market itself.

A truly global company

•	This integration will create a new cross-border global company with a base built on strong technological and financial foundations and talented personnel that will promote cutting-edge technological innovation over the medium- to long-term. Based on this, I want to take a new step forward by strengthening the Japan-U.S. technology industry foundation as a company that contributes to global growth, including in developing countries.

•	Though this deal, I want to demonstrate success on a world-wide stage through the efforts of talented staff from around the world.

•	I believe that, by uniting the world-class operational ability both companies possess, we can quickly provide customers with products of high quality and reasonable cost that reflect our ideas and capabilities.

•	We want to create a new global innovator as a company based on people, technology, and commitment.

Significance to the industry and customers

•	By bringing together the two companies’ cutting-edge technologies and complementary products we can achieve the technologies and products customers and markets need more efficiently, quickly and at a lower cost.

•	Post integration, it will become possible to concentrate development investment from a position of higher added value, which can make a large contribution to market growth and customer needs

•	After the integration announcement I visited our customers and explained the plan in terms of what it will enable us to do. Customers were generally very positive indeed, and I think a large part of this broad acceptance was due to their understanding of the solutions this merger will be able to provide and the merit it has for our customers.

3. Remarks: Benefit and the approach to integration (by Mike Splinter)

•	Konichiwa. Kyowa, domo arigato gozai mas. Thank you, Higashi-san. For those of you I’ve not yet had the pleasure of meeting, I’m the Executive Chairman of Applied Materials and have been with the company for 10 years, most of that time as CEO.

•	The future for our new company is very exciting indeed. I know many of you who’ve covered our industry were surprised at the news when we made our announcement on September 24th. Frankly, I’m gratified when I consider the bold move we are taking together. It requires a great deal of courage and vision to embrace dramatic change that will move our companies and industry forward. Higashi-san is one such courageous visionary, and I want to thank him for his leadership and friendship over the years.

•	Since announcing our intention to merge with Tokyo Electron, we’ve spent a great deal of time listening to our customers and employees, discussing what our combination will mean and how it will create new value for them. We’ve also been formulating our plans for integration, fully recognizing we have a significant task ahead of us.

•	I think I speak for Higashi-san, his team and all of us at Applied Materials when I say I’m even more convinced we’re creating a new global innovator that will benefit all of our stakeholders. I’d like to discuss some of those benefits and our approach to integration.

Our Customers:

•	First let me discuss the foundation of our business: our customers. Tokyo Electron and Applied Materials share a common value to develop and deliver the best technology and products in the industry to accelerate the advancement of Moore’s Law.

•	For our customers, mobility is driving incredible unit growth and a battle for market share across devices including tablets, smartphones and PCs. We know advantages like longer battery life and portability — both enabled by precision materials engineering — will help our customers win the war for mobility. And when you consider trends like exponential data growth, new applications, wearable devices and better human interface, the future for our customers is challenging and exciting. Our merger will focus incredible engineering expertise to address these major technology inflections and grow the industry.

Technology & the Industry:

•	Of course we could not deliver for our customers were it not for the brilliant minds of the Tokyo Electron and Applied Materials engineers. When you consider the innovative products and technologies of our companies, the possibilities to address some of the most pressing – and daunting – challenges in the electronics industry are truly remarkable. Our strength in precision materials engineering and patterning will enable us to deliver solutions better, faster and at lower cost to customers.

Employees:

•	Both companies realize employees are our greatest asset. The combination of Tokyo Electron and Applied Materials represents tremendous opportunity to bring together our technical expertise to do what we do best: solve customers’ high value problems. Our employees are excited about being part of something truly groundbreaking while exchanging best practices and learning about our respective companies and cultures.

Integration:

•	Key to delivering for our customers will be integrating key functions of our two companies so we can execute flawlessly and meet the financial commitments we outlined on announcement day.

•	We’re taking a disciplined and comprehensive approach to integration, addressing both corporate and cultural nuance so our employees and operations will come together seamlessly to deliver for customers. I’m happy to share some of the work currently underway.

•	We have organized teams who are committed to taking the greatest care to integrate thoughtfully, creating a new company that functions effectively from Day One. Our teams are looking at business processes, our operating rhythm, cultural training and communications so we may rapidly create new value for customers. The more we plan for integration, the more evident our similarities become, such as our passion for customers, materials engineering and the success of our new company. With a foundation of people, technology and commitment, we look forward to creating a new global innovator to benefit our customers, investors and the entire industry.

•	Again, thank you all for joining us today, and we look forward to taking your questions.

4. Schedule through to integration (by Terry Higashi)

•	We are preparing to file an S-4 to the SEC in mid-January. The details of the integration will become public at that time.

•	We have begun the process of receiving approvals from the regulatory agency. We will follow all of the agency’s requirements for information.

•	Until the deal is closed, we will continue to operate our businesses independently. Meanwhile, both companies have launched merger project teams to ensure a smooth post-integration transition, and they are making every effort to ensure an efficient, effective start on Day 1.

•	Also, at TEL, we plan to adopt English language and business culture programs in preparation for the further internationalization of our global business development.

•	The closing on this integration is estimated for the second half of 2014 and is proceeding well.

4.	Q&A

Q1: Sato (Nikkei Shimbun)

Three questions. My first is to Mr. Higashi and two questions for Mike. The first question is about the integration team. How many members from both companies and what sort of members are in the integration team? And, what is your plan for the development of the integration team. That’s the first question.

(Maejima: Please limit yourself to one question since time is limited)

A1: Higashi (TEL)

As regards the composition of the integration team, I am not in the position to provide much detail. There are eight people if memory serves, less than ten. Underneath the integration team we have sub-teams for different functions. So that is the structure of the integration team as a whole.

They are monitoring the progress of the integration and they’ll give us some advice on next steps. These are the functions of the integration team. Tokyo Electron and Applied are working on the same basis towards integration preparation.

Q2: Sato (Nikkei Shimbun)

Are you a part of the integration team and what sort of people are on the team?

A2: Higashi (TEL)

I am not a part of the team. (I’m not using the microphone. Sorry). They are quite young and very motivated to work on the integration and we are very happy to see that. I hope this answers your question.

Q3. Takao (Asahi Shimbun)

One of the tasks of the integration team is the fusion of the culture. You are going to have training programs on the culture and English. Is there anything that you have already started to understand each other’s cultures? There are a lot of challenges when fusing two cultures. You mentioned that there will be no news announced today but do you have any idea what the name of the new company will be?

A3: Higashi (TEL)

Talking about integration of cultures, we have not started anything specific yet, but on our side, we are trying to identify the advantages of Applied and our company and we are trying to identify the differences. And based on that, we are trying to come up with an idea of what type of culture we want to have for the new company and we will bring those ideas together. We are still at that stage and we haven’t gone into in depth discussion yet.

Will the integration team work on cultural fusion?

A4: Higashi-san (TEL)

One of the functions of the integration team will be to look at the culture. On our side we will have to consider the difference in culture.

Q5. Takao (Asahi Shimbun)

Are you confident that you can bring the two cultures together?

A5.1: Higashi (TEL)

You’ve just mentioned culture and culture has a history of thousands of years and it is not very easy. So, as leaders of companies, we will have to fully show the direction or the vision that we want to move towards. Based on that direction, employees of both companies will work to bring the cultures together. It’s not something that can be fused naturally.

A5.2. Splinter (AMAT)

I would like to add that in both of our companies we have people of many different cultures, and we will have to learn to blend the culture and make the best out of each one of our companies to make a new global company that is very competitive and use the best from both companies.

A5.3: Higashi (TEL)

One more comment. I had the opportunity to participate in a meeting with Applied employees. My impression was that there are people with various ethnic backgrounds that we can learn from in terms of global management of the company.

Q6. Yokoyama (Mainichi Shimbun)

Can you let me know when the integration team was established? I have another question for Mr. Higashi. The English learning process. Probably…possibly TEL has been a global company from the beginning, so you may have used English in internal meetings and cases where English is a must to be promoted, and in the future are you going to enhance the introduction of English. What are your plans to introduce more English culture or English language in your company?

A6: Higashi (TEL)

The integration team was established at the end of November, about one week ago. As for English, I am learning English right now and some of the employees are taking up challenges such as TOEIC, we try to have many people try to learn English and provide English learning materials. But in the future I would like to enhance and assimilate the English learning process so that we can have better communication within the new company. That sort of program is now being developed so that we can provide this to our employees.

Q7. Yokoyama (Mainichi Shimbun)

So what will be the common language? Will you use English even in TEL in the future?

A7: Higashi (TEL)

I don’t think so. We don’t have any plan to introduce English as the official language in TEL. Even in our company we have monthly meetings. In such cases, especially when we have the overseas subsidiaries, in such a case we need to use English in the monthly meeting for TEL as well. Therefore, in that sense, English communications is not that big a barrier for us. We don’t have such resistance against using English.

Q8. Maeda (Weekly Toyo Keizai)

You mentioned that you visited your customers and generally their reception was very positive. The top three companies and the lower tier semiconductor companies may have a different response with regard to technology or price negotiations. What was the most frequently asked question?

A8.1: Higashi (TEL)

The response has been relatively positive. The two companies integrating with each other seem to be something our clients are putting their expectations on. In that sense, our objectives have been clearly communicated to the customers. In terms of maintenance and technical support the two companies can work together in the future so the support service will be even better than before. With regards to price, it is true that some clients have concerns, however, as I repeatedly mentioned, we have almost no overlap in terms of the products that I offer. Usually, price negotiations will be done on a product-by-product basis so for the customers, their concern is not that high.

A8.2. Splinter (AMAT)

I totally agree. We have a big job as I said earlier and we have to stay very focused and we are both committed to making this a successful venture along with all of our teams and our CEO Gary Dickerson. We wanted to make the combination successful so we are going to stay with this.

Q9. Inada (Semiconductor Industry Shimbun)

The two companies are merging and my question is what will be the impact on the two companies markets? The device market seems to be growing but on the other hand if you look at the tools market is seems to be growing to 30 to 50 million. The two companies say that you are going to become a very innovative company, but if you look at the tools market, at its size, the market itself may be struggling a bit. So with the two companies coming together do you think you’ll be able to reactivate the market or push the market ahead?

A9.1: Higashi (TEL)

Yes. For the past 10 years the tools market has been fluctuating within a certain range and there hasn’t been much growth. That is true, but if you look at semiconductors and applications or software, those markets are growing. What does that mean? What we are thinking of is that in processes or hardware, they have not been able to see major technical innovation like the ones we saw in software and applications or maybe the speed was too low. But because the two companies are coming together, if we are able to provide innovative products to the market that will make higher added value and that will bring about large profits to semiconductor companies and with that growth, we will be able to increase our profits. So, I think this integration is significant in terms of driving that trend.

A9.2. Splinter (AMAT)

I would agree with you on that and add that there is a number of exciting new devices coming from 3DNAND to FinFet, and these things are increasing in complexity so as we look to the future we think that the equipment market will grow in the next few generations. It’s really key that as we bring the companies together to create those enabling products and innovations that are going to allow our customers to continue to scale and improve the power of their devices. This is actually one of the really exciting areas because I think that bringing the engineers together from our companies, we have very complementary technology and bringing these technologies together is really going to help change things.

A9.3 Tsuneishi

In the past WFE should be increasing in the market. So we didn’t discuss much about the growth of WFE, however I think we are going to drive the growth of the industry as a whole and for this purpose is the integration of the two companies really necessary because we will be able to afford the large amount of R&D investment to promote growth. It is really important for us to invest large amount of money for R&D. The 30bn barrier can be broken through the integration. We can come up with better devices then the final products will assist manufacture of Smartphones and tablets. Now we can see the new products, final products. The industry as a whole will be growing. The entire food chain will be growing. I think our integration will be contributing to the growth of the entire industry as a whole.

The 30bn can be improved to 40bn. Yes we do think we have the possibility to reach the 40bn. Yes. I’m sure we can achieve 40bn.

Q10: Tanako (Nishi Nippon)

When you announced the integration, the head count reduction or shrinking facilities in Japan is not something that is in your schedule, you mentioned. Is that unchanged? And after integration will there be any expansion of manufacturing sites in Japan, or on the other hand will you be shrinking the capacity or reducing capacity?

A10: Higashi (TEL)

Headcount in Japan. Currently we have no plans to reduce headcount. But on a regular basis, of course there will be people joining the company and quitting the company but there will be no head count reduction due to the integration. We have no plans at the moment. This integration, as I mentioned before, will lead to us being able to use development costs to invest in new areas and we will also be looking at new growth areas for the company. And we are hoping that the new company will have the ability to increase headcount and if we can’t do that maybe we could call the new company a failure. Of course we are focusing on efficiency but basically, we are not doing this to reduce headcount. We would like to strengthen the company, growth the company further and increase the opportunities for employment. So that will be closer to our objective.

Q11: Shiraki (Reuters)

In the past, you had different markets to serve, but now both companies are working on photovoltaic power generation system. So at this moment, I don’t think the two are you are doing particularly well in this business, I am afraid to say, but what sort of direction do you have for the future of the photovoltaic power generation business.

A11: Higashi (TEL)

In our company, TEL, as we explained already, the photovoltaic power generation business, we don’t plan to increase anything at this moment. We are not in the position of expanding this business. We have suspended any plans for expansion in this area. First, it is necessary to improve conversion efficiency so we are working very hard towards increasing conversion efficiency. So photovoltaic power generation, the solar business, a few years ago the industry as a whole was very much prepared to expand the business, however at this moment, we are not in the situation that allows us to further expand at this moment.

A11.2: Tsuneishi (TEL)

There must be no confusion, so let me explain a little bit more. As far as the integration is concerned the PV business, the two companies will use separate business plans for the PV business so the solar business has nothing directly to do with the integration. So we have separate independent strategies. So we have explained TEL’s strategy at this moment and not the integration. Mr. Higashi spoke only about TEL.

A11.3: Splinter (AMAT)

For Applied Materials we’ve been in the equipment market now for eight or nine years and we have a number of equipment offerings and this market has become small over the past several years and we want this to be a profitable business and we think it will be a profitable but a small business for us.

Q12: Shiraki (Reuters)

For further clarification, you’ve talked to us about the current stance as separate companies but listening to the two of you speak your position seems to be very similar. You mentioned that the business will be small and now is not the time to expand, so both of you are saying similar things.,. you are both in the same environment. For the post integration business, have you discussed this? Is there any difference in opinion?

A12: Higashi (TEL)

Actually, at the moment we are still separate companies and we have not been able to discuss what to do with the PV business because we are not a single company yet. After integration we will be able to start discussing the details. So at the moment, each company is making its own decision.

Q13: Shiraki (Reuters)

So after integration, will you start discussing the PV business immediately?

A13: Higashi (TEL)

I wouldn’t say immediately. Semiconductor tools account for the largest part of our business and of course our top priority is our growth business and we have to look at focus areas of priority. Having said that, we won’t say that we won’t have discussion on PV, but that is the image that we have in mind.

Q14: (name inaudible)

I have a question for two of you. When you think of this industry and the integration do you think there will be more integration in the future as an entire market trend? And are your companies are going to acquire or purchase new companies in the future as well?

A14: Higashi (TEL)

So are there to be more acquisitions in the future. I can’t say no. But the two companies are to be integrated for the purpose of the growth of the market and the integration is the most effective solution for our business and each company makes their own decision. As for our future plans for acquisition, first we need to concentrate on the success of this acquisition. That is our first priority at this moment. Thinking of others is a waste of time. We need to think of ourselves. This is not a JV-like integration this is a pure integration, to become one company.

Therefore, if we fail in the integration, the two companies will disappear. In that sense we are very determined to work on this integration. So we don’t have room in our mind to think of other acquisitions at this moment.

A14.1: Splinter (AMAT)

I totally agree. We have a big job, as I said earlier, the task of our integration is a big task and we have to stay focused we have to be committed along with the rest of our team and our CEO Gary Dickerson. We want to make the combination successful so we are going to stay focused on this.

Q15: Watanabe (Yamanashi NichiNichi)

You have a factory in Yamanashi now. In reducing costs in Japan, will there be any consolidation of your sites? There used to be a factory in Yamanashi which was moved to Miyagi. You currently have PV, and if there is no room for growth, what is the positioning of the Yamanashi site?

A15: Higashi (TEL)

The Yamanshi site for our company is more or less like the navel of a human being, so it’s like the starting point or it’s our center. Looking back on history, the work is currently being done in Kyushu. And for the etchers, it started in Yamanashi and now they are being produced in Sendai and we are going to extend that business. So in that sense Yamanashi was always at the forefront of new things and at some stage they will be transferred to other locations. Even now, there are several new technologies and products that are being developed there, so you might be concerned about the Yamanashi site getting smaller, but you don’t have to worry about that. Maybe the way to see it is that the positioning is different. The [something] is still having Yamanashi, and new products are being made in Yamanashi now. We look at the overall picture of the company to determine where to develop so we will consider making the development work more efficient but you don’t have to worry about the Yamanashi site going away.

Q.16: Nikkei Veritas

Question for Mike Splinter.

This is an epoch making integration with a Japanese company. When did you begin discussions, and what triggered you to think about the possibility of integration. And in the past there has been no example of such a big integration. One of the reasons is that Japanese companies prefer to be independent, rather than join with other companies. But now, when you offer to TEL, what was your strategy to convince them to join with you?

A16.1: Mike Splinter

So in the future, there are going to be 450mm changes, and I think when we look at this environment we can both see that we will need to have more focused RD spending on key innovations, and we need engineers working together to find solutions to these next-generation technological problems. And as we look at the overall industry and how our customer base has [changes], with three major customers being over half our overall semiconductor business, I think it was quite logical for us to start this discussion. But I would say that the discussion was very mutual and we came to the conclusion together that we should join the companies, because we were seeing our world, our environments in the same. So with discussions we came to a mutual agreement, rather than one party trying to convince the other party.

A16.2: Terry Higashi

To give you an idea, I have known the CEO Gary Dickerson for 30 years. So has Tsuneishi-san. Actually, when Mike led the semiconductor business at Intel I knew him, and when he became CEO of Applied Materials now in semi as you know we are in the middle of Semicon, but in fact we met together many times in Semicon industry events over the years, and in some cases we have been able to discuss the environment, and we may think of new possibilities, in casual conversation. So that kind of good atmosphere was there for a long time between us.

Q17: I think it was in September that AMAT approached TEL for the first time. What did they say then?

A17: Higashi

As I mentioned, as for filing, because of S4 filing, as we are in the process of preparing for that, I am not able to discuss details. So after we file the S4 you will be able to take a look at that. Anymore questions?

Q.18 Sato, Nikkei. Question for Mike Splinter:

As Higashi mentioned, you’ve known each other for more than 30 years since you were in Intel. In the past have you thought of or discussed this merger possibility before? You are probably not able to discuss the kind of business you will have after integration, but you are complementary to each other, I think you mentioned, so I believe that being complementary you will be able to solve a lot of problems that you were not able to solve before. But on the other hand you will have new problems from the integration. So what are they?

[no recording available]

Reporter (unidentified from tape)

Q.19 What is the meaning of manufacturing in Japan?

A.19: Mike Splinter: At any rate, to the first part of your seven part question, as Mr. Higashi just mentioned, during various times over the years we’ve got together and talked about the business environment, but talking is easy and doing is sometimes very difficult. At some point along the way we got serious about how we would put a combination together, and that will all be detailed in the S4 when it comes out in a short period of time.

On the new issues, I think the thing we’re really most excited about is the combination of technology and getting our engineers and product developers together and really start thinking about these technological challenges ahead and how we can develop new products that will really help enable these next-generation semiconductor technology and grow the whole business, for us, for our customers, and the industry. There are just infinite possibilities ahead, when we start talking about the internet of things, wearable devices, and medical monitoring devices. These things are very exciting but we need technological advances to be able to realize these and how hope is that with the new company when we bring our technologies together we’re going to be very very [unaudible].

With issues, we will find a lot of the issues but I think we are determined to solve those. Things like culture and language. We’ll be able to solve them, because in the end we have the same motivation to succeed. And if we have that same motivation to succeed we will overcome the problems. Our companies are very good at solving problems! That’s one thing we have in common and I think that will help us resolve any issues that come up between us.

Q20. Hiroki (Chemical Daily)

Could you give me the specific meaning of New Global Innovator? What sort of business model is it? And also, as background, you said that you were not able to solve the problem by yourself but together you could. What kind of problems were you not able to solve by yourself?

A20. Higashi (TEL)

New Global Innovator is quite abstract. I’m sorry for that. Tokyo Electron at the initial stage was focusing on the global, multi-national company. That was the business model. Ever since 1994, in particular, we established many companies outside of Japan to extend our business to the global market and to promote the sales activities and service to the client. Also development and production were done outside of Japan. Also we hired a global management team.

So in that sense, although we are a Japanese company we are objectively ahead of the others in terms of globalization. However, still when we think about our own company, we are rather Japan centric. Our operation just focuses on Japan. When I hear many stories from different parts of the world, the emerging countries, or China, Taiwan, and Korea – when we discuss customers in those countries, when I listen to those customers from different parts of the world – in terms of globalization we thought we were ahead of other Japanese companies but our speed of globalization… Of course we listen to the voice of customers but we didn’t address the voice of customers truly or sincerely in some cases. American companies are so much ahead of us in terms of globalization, addressing different needs of different parts of the world. Not only TEL, but also many other Japanese companies, are just Japan centric, but we need to be prepared to listen to voices from outside of Japan to address the needs of outside Japan. For a long time we have thought that it’s necessary to open up our company to globalization in order for Tel to grow more.

And also the talent or competence. When we think of our employees, I want our employees to work outside Japan and also we need to hire not just Japanese but also non-Japanese employees. From the viewpoint of Applied Materials, if I may say, I think Applied Materials is an American company focusing on the American market. In that sense therefore, I think both companies are of course working globally, however, TEL is Japan-centric and Applied is kind of American-centric to some extent. Therefore we need to break through those kind of limitations so we can become a true global company; New Global Innovator. That is the strategy of the two companies and that is why the headquarters is to be registered in a neutral country the Netherlands. We will also have headquarters in Japan and the United States to promote operations. So globalization is a kind of keyword to establish the basic framework of the new company. So that is what we mean by global; New Global. That’s how I’d like you to understand the meaning.

I studied the history of Japan as a whole and I think that is the major challenge of Japan and Japanese companies, so we need to make a success in this integration. An innovator, the meaning of innovator is that our industry needs to be healthy for the future development and growth. For that reason technology and innovation need to be continuously happening. For example, human resources, financial resources, and technological resources. From different angles we need to promote innovation to support the sustained growth of our industry.

As explained earlier, we have the proliferation of IT technology. In order to do that we need to reduce cost. We need to enhance the technology. Therefore we shouldn’t be reluctant to do something new, we need to stay one step ahead to be an innovator. We should be proactive to be an innovator rather than being reactive. We need to be determined to go ahead otherwise we cannot be a success. That’s the reason why we use the term New Global Innovator; create a new global innovator, that’s what we thought based on the two companies’ discussions.

[Unaudible]

I think in the Netherlands they will have the No.1, No. 2, No. 3 companies. In terms of registration we wanted to make a true global company so we looked for a place that is not in Japan and not in the United States, a neutral country. And we wanted to be flexible, and that’s why we decided upon the Netherlands. So we are working very hard together with other companies and we would like to enhance our relationship with other companies as well. So we need to work in that way. Thank you very much.

6. MC Closing: Omitted

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, 3050 Bowers

Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at 512-424-1757, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.com.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.